

November 7, 2011

<u>Via Facsimile</u>
Mr. Shaun Heinrichs
Chief Financial Officer
Yukon-Nevada Gold Corp.
688 West Hastings Street, Suite 900
Vancouver, British Columbia
Canada, V6B 1P1

      Re: Yukon-Nevada Gold Corp.
             Form 40-F for Fiscal Year Ended December 31, 2010
             Filed April 14, 2011
             File No. 0-52699

Dear Mr. Heinrichs:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Brad Skinner

                               Brad Skinner
                               Senior Assistant Chief Accountant